

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 24, 2009

Mr. Robert D. Bondurant
Executive Vice President and Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

> **Re: Martin Midstream Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **Filed May 6, 2009 and August 5, 2009**
> **File No. 0-50056**

Dear Mr. Bondurant:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis…, page 46

1.   MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. Consider revising to include an "Overview" section describing the most important matters on which you are focusing in evaluating your financial condition and operating

performance. To enhance an investor's understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. For example, with respect to changes from period to period, you state that many of the changes were "primarily a result of recent acquisitions and capital projects." What types of acquisitions and capital projects are you engaged in, and how do these fit into your short term and long term objectives? Were there other factors contributing to the changes? In revising your discussion in this section, please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

2.   You sometimes refer to two or more sources as components that contributed to a material change. For example, on page 57, Terminalling and Storage Segment – Operating Expenses, you state that an increase in operating expenses was due to recent acquisitions and capital projects, increased operating activities, and increased costs in those operating activities. Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Critical Accounting Policies, page 47

3.   The disclosure of critical accounting estimates should supplement the description of your accounting policies presented in your financial statements footnotes. Provide an analysis of those uncertainties involved in applying your accounting policies, why such estimates or assumptions bear the risk of change or whether such estimates or assumptions are reasonably likely to change in the future. Refer to Financial Reporting Codification 501.14.

Liquidity and Capital Resources, page 61

4.   We note your statement that you believe your cash generated from operations and your borrowing capacity under your credit facility will be sufficient to meet your liquidity needs in 2009. Within this section, please discuss the basis for this statement. Also, given that the bulk of your contractual cash obligations are due within 1-3 years from the end of 2008, please expand your discussion to cover liquidity on both a short-term and long-term basis.

Quantitative and Qualitative Disclosures about Market Risk, page 66

5.   For your commodity price risk exposure, provide the following information under Regulation S-K Item 305(a)(1)(i)(A)(1) and instructions to paragraph 305(a):

 • The fair value of the instruments, and
 • Contract terms sufficient to determine future cash flows from those instruments.

In this regard, we note that amounts in the table should be the annual amount by year, rather than the monthly amount. Further, provide the meaning and relationship of the dollar amount disclosed to the annual quantities disclosed, and whether this dollar amount is the weighted average fixed pay or receive amount.

6.   For your interest rate risk, include a discussion and description of the instruments or positions omitted from your quantitative market risk disclosure information required by Item 305(a)(2).

7.   Provide summarized market risk information for the preceding year and the reasons for material quantitative changes in market risk exposures between these years. Refer to Item 305(a)(3).

Consolidated Statements of Operations, page 73

8.   Please revise your statements of operations to include depreciation and amortization in costs of products sold, or reword the costs of products sold line item to clarify that depreciation and amortization is excluded. Refer to SAB Topic 11:B.

Notes to Consolidated Financial Statements

Note 11 – Investments in Unconsolidated Entities and Joint Ventures, page 89

9.   As required by Regulation S-X Rule 4-08(e)(2), disclose the amount of consolidated retained earnings which represents undistributed earnings for your equity method investments.

10.   Describe any restrictions on the ability of your equity method investments to transfer funds to you in the form of dividends, loans or advances, and the amount of such restricted net assets as of the end of Fiscal Year 2008. Refer to Regulation S-X Rule 4-08(e)(3)(i)-(ii).

Note 14 – Related Party Transactions, page 93

11.   Your disclosure shows your related party revenues and cost of sales for each fiscal year, along with operating and general expenses. Expand your disclosures to more completely describe the nature of the relationship and a description of the transactions, as required by Statement of Financial Accounting Standards 57. In particular, address why you appear to have incurred a gross loss on products sold to related parties.

12.   If deemed material, identify and state the amount of your related party transactions on the face of your financial statements under Regulation S-X Rule 4-08(k).

Note 16 – Commodity Cash Flow Hedges, page 96

13.   We note the $2.6 million loss classified into 2008 earnings. With regard to this item, tell us the following:

- The facts and circumstances regarding these hedges and related transactions that led to a net loss on the combination of the hedging instrument and the hedge transaction,
- How you evaluated the effectiveness of the hedge in the periods prior to the loss,
- How and where the reported loss was recorded in your financial statements, and
- The facts and circumstances regarding the deferred gains of $1,534 and deferred losses of $116 pertaining to these hedges that remain in AOCI.

Compensation Discussion and Analysis, page 111

14.   We note that your CD&A omits substantially all of the disclosure required by Item 402(b) of Regulation S-K. Please either revise this section to include all the required information or provide us with the analysis you used to determine that you are not required to comply in full with this Item.

15.   You state that "Our allocation for the costs incurred by Martin Resource Management in providing compensation and benefits to its employees who serve as the Named Executive Officers is….based upon estimates of the relative amounts of time that these employees devote to the business and affairs of our general partner and to the business and affairs of Martin Resource Management. We bear substantially less than a majority of Martin Resource Management's costs of providing compensation and benefits to the Named Executive Officers."

Explain in greater detail how the allocation process works. For each NEO, state what percentage of their time is actually spent working on partnership matters, as well as the corresponding compensation they earn for that work.

16. We note that Martin Resource Management uses "market data" and "relevant compensation surveys" as a reference when setting compensation levels and compensation program elements. Please describe in detail the "market data" and "relevant compensation surveys" that were used.

Index to Exhibits, page 129

17. Exhibit 10.1 has been incorporated by reference to Exhibit 10.1 of the Partnership's Current Report on Form 8-K, filed November 11, 2004. This 8-K does not appear in EDGAR. Please provide the correct reference.

Exhibits 31.1 and 31.2

18. We note that the title of the certification required by Exchange Act Rule 13a-14(a) does not conform to the exact wording required by Regulation S-K Item 601(b)(31). In future filings, the exhibits' title should be revised as "certifications".

Form 10-Q for the Quarter Ended June 30, 2009

Consolidated Statement of Operations, page 3

19. We note the other operating income reported due to the sale of the Mont Belvieu facility. Tell us how you determined that this asset group was not a component of an entity, which would be subject to the reporting requirements of Statement of Financial Accounting Standards 144, paragraphs 41-44.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Sandra Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief